Exhibit 99.6

MANDATORY REDEMPTION EVENT NOTICE

TO:

COMPUTERSHARE TRUST COMPANY OF CANADA (“Computershare”), as trustee and registered holder of the 4.00% convertible unsecured debentures due September 30, 2027 (the “Debentures”) of Hydro One Limited (the “Company”)

AND TO:	THE TORONTO STOCK EXCHANGE

RE:	Trust Indenture dated August 9, 2017 between the Company and Computershare with respect to the Debentures (the “Indenture”)

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Indenture.

Notice is hereby given pursuant to Section 4.5(b) and Section 4.8 of the Indenture of the following:

(a)	On January 23, 2019, the Acquisition Agreement was terminated in accordance with its terms and a Mandatory Redemption Event has thereby occurred under the Indenture.

(b)	The Mandatory Redemption Date shall be February 8, 2019 (the “Mandatory Redemption Date”).

(c)

On the Mandatory Redemption Date, the Company will redeem the aggregate principal amount of $1,540,000,000 of Debentures (CUSIP/ISIN: 448811AA7/CA448811AA75), representing all of the aggregate principal amount of Debentures outstanding in accordance with Section 4.5 of the Indenture upon payment of a redemption amount equal to 100% of the aggregate principal amount of Debentures outstanding, plus accrued and unpaid interest to but excluding the Mandatory Redemption Date (the “Redemption Price”).

(d)

Unless the Company fails to pay the Redemption Price pursuant to the Indenture, the Debentures will cease to be outstanding and interest upon the principal amount of Debentures will cease to accrue and be payable on the Mandatory Redemption Date in accordance with the terms of the Indenture.

(e)	The Redemption Price will be payable by the Company upon presentation and surrender of the Debentures in accordance with the terms of the Indenture at the corporate trust office of the Trustee:

Computershare Trust Company of Canada

100 University Ave., 8th Floor

Toronto, Ontario M5J 2Y1

Attention: Manager, Corporate Trust

DATED January 23, 2019.

HYDRO ONE LIMITED

By:	“Chris Lopez”
Name: Chris Lopez
Title: Acting CFO

Mandatory Redemption Event Notice